Kingswood Acquisition Corp.

17 Battery Place, Room 625

New York, NY 10004

November 18, 2020

VIA EDGAR

Karina Dorin

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Kingswood Acquisition Corp.

Registration Statement on Form S-1

Filed October 13, 2020, as amended

File No. 333-249437

Dear Ms. Dorin:

Pursuant to Rule 461 of the rules and regulations promulgated under the Securities Act of 1933, as amended, Kingswood Acquisition Corp. respectfully requests that the effective date of the above-referenced Registration Statement be accelerated so as to permit it to become effective at 5:00 p.m. Washington D.C. time on November 19, 2020, or as soon thereafter as practicable.

Please call David A. Sakowitz of Winston & Strawn LLP at (212) 294-2639 to provide notice of the effectiveness of the Registration Statement.

[Signature Page Follows]

Very truly yours,

Kingswood Acquisition Corp.

By:	/s/ Michael Nessim
Name: Michael Nessim
Title: Chief Executive Officer

cc: David A. Sakowitz, Winston & Strawn LLP

[Signature Page to Acceleration Request]